LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

August 13, 2012

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the “Company”)
Pre-Effective Amendment No. 4 to
Registration Statement on Form S-1
SEC File No. 333-178629

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 4 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of August 2, 2012, addressed to Dean Cash. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 4.

General

1.	See the revised disclosure on the prospectus cover page, the added risk factor under "Risk Factors" and the revised language under the caption "Management's Discussion and Analysis of Financial Condition."

Exhibit A

Prior Performance Information

2.	See the updated prior performance information in Exhibit A and under "Prior Performance Summary."

Ms. Pamela A. Long

August 13, 2012

The registrant hopes to request acceleration of effectiveness as soon as the Staff confirms that it has no further comments on the registration statement.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.